A VF 6-5-03



03054210

** AN 5/30/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III


RECEIVED
MAY 2 8 2003
PROCESSING
SECTION
WASH., D.C.
181

SEC FILE NUMBER
8- 53407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIS Futures + Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9225 Lake Hefner Pkwy, Suite 101
(No. and Street)

Oklahoma City, (City) OK (State) 73120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurtis J. Ward 405-748-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Allen Lingle
(Name – *if individual, state last, first, middle name*)

3105 N.W. 39th Street (Address) Oklahoma City (City), OK (State) 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kurtis J. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KFS Futures & Financial Services, Inc., as of DEC 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kurtis J. Ward
Signature

President
Title

Kellie R. Mayberry
Notary Public



Notary Public Oklahoma
OFFICIAL SEAL
KELLIE R. MAYBERRY
OKLAHOMA COUNTY
Comm. Exp. 3/19/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIS FUTURES & FINANCIAL SERVICES, INC.
OKLAHOMA CITY, OKLAHOMA
DECEMBER 31, 2002

INDEX

WILLIAM ALLEN LINGLE, CPA
3105 NW 39 TH STREET
OKLAHOMA CITY, OK 73112
(405) 943-2792

To the Board of Directors
KIS Futures & Financial Services, Inc.
Oklahoma City, Oklahoma

In our opinion, the accompanying balance sheet, and the related statements of income, retained earnings, cash flows and the broker dealer computation of net capital per NASD for the year then ended present fairly, in all material respects, the financial position of KIS FUTURES & FINANCIAL SERVICES, INC. (a C Corporation) at December 31, 2002, and the results of their operations and their cash flow for the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KIS Futures & Financial Services, Inc. as of December 31, 2002, and the results of its operations for the year then ended in conformity with accounting principals generally accepted by the American Institute of Certified Public Accountants.

February 20, 2003
Oklahoma City, Oklahoma

William Allen Lingle CPA

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT A

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$ 1,313.14	
Cash – Iowa Grain	27,605.81	
TOTAL CURRENT ASSETS		$ 28,918.95
FIXED ASSETS		
Cost	29,685.43	
Allowance for Depreciation	(27,931.88)	
NET BOOK VALUE		1,753.55
TOTAL ASSETS		$ 30,672.50

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES		
State withholding taxes payable	$ 2,457.24	
TOTAL CURRENT LIABILITIES		$ 2,457.24
EQUITY		
Common stock	500.00	
Additional paid in capital	6,600.00	
Retained earnings	10,459.67	
Current Income	10,655.59	
TOTAL EQUITY		28,215.26
TOTAL LIABILITIES AND EQUITY		$30,672.50

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT B
STATEMENT OF INCOME
DECEMBER 31, 2002

	12 Months Ended Dec. 31, 2002	Pct
Revenue		
Sales	$ 980,781.43	95.24
Mutual fund commission	7,975.02	0.77
Other income	41,067.64	3.99
Total Revenue	1,029,824.09	100.00
Cost of Sales		
Commissions	222,190.93	21.58
Wages	535,296.89	51.98
Total Cost of Sales	757,487.82	73.56
Gross Profit	272,336.27	26.44
Operating Expenses		
Advertising expense	10,417.82	1.01
Abandoned assets	3,498.00	0.34
Accounting and legal	4,150.00	0.40
Auto expense	18,725.31	1.82
Bank charges	353.42	0.03
Computer expense	47,179.23	4.58
Consulting expense	28,798.72	2.80
Contributions	50.00	0.00
Continuing education	350.00	0.03
Depreciation expense	18,720.53	1.82
Dues, fees & subscriptions	4,328.43	0.42
Employee 401K company match	15,292.00	1.48
Insurance	9,392.44	0.91
Licenses & permits	120.00	0.01
Miscellaneous	336.85	0.03
Office expense	9,968.29	0.97
Payroll tax expense	27,041.62	2.63
Postage	5,463.36	0.53
Printing expense	6,458.96	0.63
Rent expense	16,356.09	1.59
Rent equipment	1,733.54	0.17
Taxes other	105.58	0.01
Telephone	19,285.31	1.87
Travel & entertainment	13,482.23	1.31
Utilities	72.95	0.01
Total Expenses	261,680.68	25.41
Net Income	$ 10,655.59	1.03

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. **EXHIBIT C**

STATEMENT RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2002

Balance – December 31, 2001	**$ 10,459.67**
Net Income (Exhibit B)	**10,655.59**
Balance – December 31, 2002	**$ 28,215.26**

KIS FUTURES & FINANCIAL SERVICES, INC. EXHIBIT D

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

Cash Flow from Operating Activities		
Net Income (Loss)		$ 10,655.59
Adjustments to Reconcile Cash Flow		
Depreciation	18,720.53	
Increase (Decrease) in Current Liabilities		
State withholding tax payable	(53.27)	
Total Adjustments		18,667.26
Cash Provided (Used) by Operations		29,322.85
Cash Flow From Investing Activities		
Sales (Purchases) of Assets		
Fixed assets	(17,551.51)	
Other assets	3,498.00	
Cash Provided (Used) by Investing		(14,053.51)
Cash Flow From Financing Activities		
Cash (Used) or provided by:		None
Net Increase (Decrease) in Cash		15,269.34
Cash at Beginning of Period		13,649.61
Cash at End of Period		$ 28,918.95

SEE NOTES TO FINANCIAL STATEMENTS.

KIS FUTURES & FINANCIAL SERVICES, INC. **EXHIBIT E**

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II A

BROKER OR DEALER COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2002

1. Total ownership equity from Statement of Financial Position		$28,215.26
2. Deduct ownership equity not allowable for Net Capital		-0-
3. Total ownership equity qualified for Net Capital		28,215.26
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits		-0-
5. Total capital and allowable subordinated liabilities		-0-
6. Deductions and/or charges:		
A. Total nonallowable assets (Note 1)	$ 1,753.55	
B. Secured demand note deficiency	-0-	
C. Commodity futures contracts and spot commodities-proprietary capital charges	-0-	
D. Other deductions and/or charges	-0-	(1,753.55)
7. Other additions and/or allowable credits		-0-
8. Net capital before haircuts on securities positions		$26,461.71
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	$ -0-	
B. Subordinated securities borrowings	-0-	
C. Trading and investment securities:		
1. Exempted securities	-0-	
2. Debt securities	-0-	
3. Options		
4. Other securities	-0-	
D. Undue Concentration	-0-	
E. Other	-0-	-0-
10. Net Capital (Note 2)		$ 26,461.71

KIS FUTURES & FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 NON-ALLOWABLE ASSETS

Non-allowable assets for the purpose of Broker or Dealer computation of net capital consist of the depreciable assets.

Cost	$ 29,685.43
Accumulated Depreciation	27,931.88
Net Book Value	$ 1,753.55

NOTE 2 MATERIAL DIFFERENCES

The Broker-dealer computation of net capital for KIS Futures & Financial Services Inc. contained no material differences.

NOTE 3 MATERIAL INADEQUACIES

No material inadequacies were found to exist in KIS Futures & Financial Services Inc.